Ribbon Acquisition Corp
Central Park Tower LaTour Shinjuku Room 3001

6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023

Japan

January 10, 2025

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ribbon Acquisition Corp (the “Company”)

Registration Statement on Form S-1

(File No. 333-281806) (the “Registration Statement”)

Dear SEC Officers:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. on January 14, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sichenzia Ross Ference Carmel LLP.

[Signature page follows]

Very truly yours,

Ribbon Acquisition Corp

By:	/s/ Angshuman (Bubai) Ghosh
Name:	Angshuman (Bubai) Ghosh
Title:	Chief Executive Officer